PRESS RELEASE
ASANKO GOLD ANNUAL GENERAL AND SPECIAL MEETING INFORMATION

Vancouver, British Columbia, May 4, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) advises it will hold its Annual General and Special Meeting of shareholders ("AGSM") on Friday June 9, 2017 at 2pm, in Vancouver, B.C., Canada.

Materials for the AGSM, including the Company's management proxy circular (the "Proxy Circular"), have been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company's website at www.asanko.com/Investors/AGM-Materials/. In the Proxy Circular, the Company provides details of its proposal to re-elect its current slate of seven directors and reappoint KPMG LLP as auditors. Included in this year's agenda are also two ordinary resolutions with respect to the Company's incentive Share Option Plan (the "SOP") dated for reference September 27, 2011, as amended May 2, 2017. The first ordinary resolution approves certain amendments of the SOP to reflect, among other things, Toronto Stock Exchange policies. The other ordinary resolution approves continuation of the SOP for a further three-year period. The SOP is described in detail in the Proxy Circular and a full copy of the SOP is separately available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Asanko's Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184
International: +1 416-304-0211 outside Canada and the US
By Email: assistance@laurelhill.com

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck - VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.